Filed by Greenbacker Renewable Energy Co LLC

Pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Greenbacker Renewable Energy Co LLC

 Commission File No.: 000-55610

This filing relates to the proposed transaction between Greenbacker Renewable Energy Company LLC (the “Company”), MN8 Energy Holdings LLC (“MN8”), MN8 Energy LLC, Monarch Merger Sub, LLC, a wholly owned subsidiary of MN8 Energy LLC (“Merger Sub”), and Shareholder Representative Services LLC, pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of MN8 Energy LLC (the “Merger”).

On November 3, 2026, the Company made the below communication to financial advisors of Company members.

To: Financial Advisors and Firm Partners From: Greenbacker, Investor Relations,	November 3, 2026

Dear Financial Professional,

We have received a high volume of inquiries since proxy and election materials were distributed. Most of these inquiries concern locating or resending materials, so that guidance appears first below. Most requests can be resolved in a single call with your client and the appropriate support line. Because these materials relate to a shareholder vote and a merger election, they are required to be delivered directly to each shareholder of record.

Locating or Resending Proxy Materials

Helping a client locate the email: search the inbox for “Greenbacker” or for the sender address shown below, and check spam, junk, and promotions folders. Before requesting a resend, your client should add the sender address to their contacts so the new email reaches the inbox. The most recent reminder email is often the easiest to locate and contains everything your client needs to vote online.

How Materials Were Delivered

●	Email: Thursday, October 22, 2026, from “Greenbacker Renewable Energy Company LLC” (noenvelope@proxydirectmail.com), with the subject line “Greenbacker Renewable Energy Company LLC Annual Shareholder Meeting.” The 14-digit Control Number and 8-digit Security Code appear directly beneath the “Vote Now” button.

●	Mail: Monday, October 26, 2026, by two-day delivery through the U.S. Postal Service.

●	Reminder emails: shareholders who receive materials by email and have not yet voted have received multiple reminder emails from Computershare, most recently on Monday, November 2, 2026, with the subject line “Please Vote your Greenbacker Shares Today.” Each reminder contains the shareholder’s Control Number and Security Code and a “Vote Now” button that links directly to the voting website. Several additional reminders are scheduled before the meeting.

●	Reminder letters: shareholders who receive materials by mail and have not yet voted are being sent a reminder letter from Greenbacker’s Chief Executive Officer, dated November 5, 2026, with a new proxy card enclosed.

For a resend of proxy/voting materials, help with the voting website, or confirmation that a proxy ballot has been submitted, Financial Advisors can call Innisfree M&A at (877) 687-1866 (toll-free from the U.S. and Canada) or +1 (412) 232-3651 (from other countries). Innisfree is available Monday through Friday, 10:00 a.m. to 7:00 p.m. ET, and Saturday, 10:00 a.m. to 2:00 p.m. ET.

greenbackercapital.com | 646-720-9463 | 230 Park Ave, Suite 1560, New York, NY 10169

Locating or Resending Election Materials

How materials were delivered

●	Email: Friday, October 23, 2026, two emails sent minutes apart from “Greenbacker Renewable Energy Company LLC” (noreply@computersharecas.com). Both are needed to make an election online:

○	The first, subject line “Greenbacker Shareholders: Consideration Election Window Now Open,” contains the shareholder’s 11-digit Account Code.

○	The second, subject line “Greenbacker Shareholders: Consideration Election Window Now Open - Part 2,” contains the shareholder’s Control Code, a combination of letters and numbers that serves as the password.

●	Mail: Wednesday, October 28, 2026, by expedited delivery through the U.S. Postal Service, including the Election Form and Letter of Transmittal.

For a resend of election materials, help with the election website, or confirmation that an election has been received, Financial Advisors can call Georgeson at (866) 632-3340 (toll-free) or +1 (570) 224-9101 (from outside the U.S., U.S. territories, and Canada), ideally with your client on the line. Georgeson is available Monday through Friday, 9:00 a.m. to 10:00 p.m. ET, and Saturday, 12:00 p.m. to 6:00 p.m. ET. For joint, trust, IRA, estate, or power-of-attorney registrations, we recommend calling Georgeson before mailing the form to confirm signature requirements.

The Fastest Way to Help a Client Vote in a Single Call via the Following Steps

If your firm does not permit you to vote on a client’s behalf, you can help your client complete the vote in a single call:

1.	Call your client.

2.	Add Innisfree M&A to the call at (877) 687-1866 (toll-free from the U.S. and Canada) or +1 (412) 232-3651 (from other countries). Innisfree is available Monday through Friday, 10:00 a.m. to 7:00 p.m. ET, and Saturday, 10:00 a.m. to 2:00 p.m. ET.

3.	Innisfree will verify your client’s identity and record your client’s voting instructions by phone. Your client does not need the original materials, Control Number, or Security Code.

Innisfree can also confirm whether your client’s vote has been received and how and where the proxy materials were delivered.

greenbackercapital.com | 646-720-9463 | 230 Park Ave, Suite 1560, New York, NY 10169

The Vote and the Election Are Two Separate Steps

Your clients received two separate sets of materials, each with its own codes, website, and support line:

●	Proxy materials allow your client to vote on the proposals at the Annual Meeting. Questions: Innisfree M&A, (877) 687-1866.

●	Election materials allow your client to choose the form of merger consideration they would like to receive (cash, equity, or a combination). Questions: Georgeson, (866) 632-3340.

Casting a vote does not submit an election, and submitting an election does not cast a vote. Your clients should complete both. No merger consideration, whether cash or equity, will be paid unless the merger is first approved by Greenbacker shareholders.

Proxy Vote

Ways to vote (each requires the Control Number and Security Code shown in the original proxy email, any reminder email, or on the proxy card, unless voting live with Innisfree):

●	Online: www.proxy-direct.com, or by selecting "Vote Now" in the original proxy email or any reminder email.

●	Automated telephone line: (800) 337-3503

●	Mail: sign, date, and return the proxy card in the postage-paid envelope provided.

●	Live with Innisfree: (877) 687-1866, as described above.

Each account has its own Control Number. If a client holds shares in more than one account, each Control Number must be voted separately for all of the client's shares to be counted.

Proposals 3 and 5 each require approval by a simple majority of all outstanding shares (the affirmative vote of a majority of the voting power of outstanding shares as of the record date). Because this standard is measured against all outstanding shares rather than votes cast, a share that is not voted has the same effect as a vote against these proposals. Every proposal on the ballot is important. The Board of Directors unanimously recommends that shareholders vote FOR all items on the annual meeting agenda. Shareholders may receive a call from Innisfree if they have not yet voted; these calls are legitimate.

Election

Ways to make an election

●	Online: www.computersharecas.com/greenbacker, using the Account Code and Control Code from the two election emails or from the Election Form.

greenbackercapital.com | 646-720-9463 | 230 Park Ave, Suite 1560, New York, NY 10169

●	Mail: complete and sign the Election Form and Letter of Transmittal and return them to Computershare at the address in the materials, for receipt by 5:00 p.m. ET on November 23, 2026.

Custodial-Held Accounts

●	NFS/Fidelity: at NFS/Fidelity’s request, elections cannot be made online for these accounts. Each shareholder was mailed a hard-copy Election Form, which should be completed and returned to NFS/Fidelity.

●	Other custodians: Election materials do not need to be submitted through the custodian, other than NFS/Fidelity.

●	Payment: for custodial-held accounts, cash will be paid by Computershare to the custodian for credit to your client’s account, not to your client directly.

Directly Held Accounts

●	Cash will be paid by check mailed to the address of record. MN8 shares will be issued in a new account at Computershare, serving as Transfer Agent for MN8 Energy.

●	Cash payments are expected within five business days after closing.

Firms with Proxy Voting Authority

Whether you may submit a vote or an election on a client’s behalf depends on your firm’s policies and the authority your client has granted you. Firms that hold proxy voting authority for client accounts may contact Greenbacker directly to arrange a firm-level voting form and authorization letter.

Where to Go for Help

If you or your client need to:	Contact
Request or resend proxy materials, vote by phone, or confirm a vote was received	Innisfree M&A: (877) 687-1866, or +1 (412) 232-3651 from outside the U.S. and Canada
Request or resend election materials, get help with the election website, or confirm an election was received	Georgeson: (866) 632-3340, or +1 (570) 224-9101 from outside the U.S., U.S. territories, and Canada
Review transaction documents, the October 22 operational call replay, and the client guide	Transaction hub: www.greenbackercapital.com/transaction-hub

greenbackercapital.com | 646-720-9463 | 230 Park Ave, Suite 1560, New York, NY 10169

Key Dates

●	Annual Meeting of Shareholders: Monday, November 23, 2026, at 1:00 p.m. ET, held virtually at meetnow.global/MHUVR7M. Shareholders attending the meeting enter the 14-digit Control Number from their proxy materials. Shareholders who plan to attend are encouraged to submit their vote in advance.

●	Record date: October 7, 2026. Shareholders of record as of this date are entitled to vote.

●	Voting deadline: 1:00 p.m. ET on Monday, November 23, 2026.

●	Election deadline: 5:00 p.m. ET on Monday, November 23, 2026. Election materials must be received by Computershare by this time. If the deadline is extended, the extension will be announced on www.greenbackercapital.com and www.computersharecas.com/greenbacker.

Thank you for your partnership in helping your clients participate.

Brandon Praznik

Executive Vice President, Head of Business Development

Greenbacker

greenbackercapital.com | 646-720-9463 | 230 Park Ave, Suite 1560, New York, NY 10169

Important Additional Information

In connection with the proposed transaction, MN8 Energy Holdings LLC (“MN8”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which was declared effective by the SEC on October 20th, 2026 and that includes a proxy statement of Greenbacker Renewable Energy Company, LLC (“Greenbacker”) that also constitutes a prospectus of MN8, and each of MN8 and Greenbacker may file other relevant documents with the SEC regarding the proposed transaction. Greenbacker filed the definitive proxy statement/prospectus with the SEC on October 20th which will be mailed to the shareholders of Greenbacker. This communication is not intended to be, and is not, a substitute for the registration statement, the proxy statement/prospectus or any other document that MN8 or Greenbacker may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC, in each case if and when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MN8 will be available free of charge from MN8 on MN8’s website at www.mn8energy.com, or by directing a request to Investor Relations, MN8 Energy Holdings LLC, c/o MN8 Energy, LLC, 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, Tel. No. (332) 245-4052. Copies of the documents filed with the SEC by Greenbacker will be available free of charge from Greenbacker under the “Transaction Hub” section of Greenbacker’s website at www.greenbackercapital.com/transaction-hub or by contacting Innisfree M&A Incorporated, Greenbacker’s proxy solicitor, toll free at 1-877-687 1866 (from the U.S. and Canada) or +1 412-232-3651 (from other countries). The information included on, or accessible through, MN8’s or Greenbacker’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not an offer to sell, or a solicitation of an offer to buy or subscribe for, any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Any offer of securities in connection with the proposed transaction is being made only by means of the definitive proxy statement/prospectus, which meets the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Any solicitation of proxies in connection with the Annual Meeting is being made only pursuant to the definitive proxy statement/prospectus.

Participants in the Solicitation

Greenbacker, MN8, their respective directors and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Greenbacker shareholders in connection with the proposed transaction. Information about Greenbacker's directors and executive officers is available in the definitive proxy statement/prospectus, including under the captions “Greenbacker's Directors, Executive Officers and Corporate Governance,” “Executive Compensation of Greenbacker” and “Beneficial Ownership of Securities of Greenbacker,” Greenbacker's Form 10-K filed with the SEC on March 9, 2026, Greenbacker's Form 10-K/A filed with the SEC on April 30, 2026, and other documents subsequently filed by Greenbacker with the SEC. Information about MN8’s directors and executive officers is set forth in the definitive proxy statement/prospectus, including under the captions “Management,” “Executive Compensation of MN8” and “Beneficial Ownership of Securities of MN8”. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests are contained in the definitive proxy statement / prospectus and other relevant materials filed with the SEC. These documents are available free of charge from the sources indicated above.

greenbackercapital.com | 646-720-9463 | 230 Park Ave, Suite 1560, New York, NY 10169

Forward-Looking Statements

This communication contains “forward-looking statements” regarding the potential acquisition of Greenbacker within the meaning of the Private Securities Litigation Reform Act of 1995. Various statements in this communication, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include statements regarding the anticipated timing of the mailing of election materials, the Annual Meeting, the Election Deadline and the closing of the proposed transaction, and the form and amount of consideration Greenbacker shareholders may receive. Greenbacker and MN8 generally identify forward looking statements with the words "anticipate," "expect," "intend," "may," "will," "should," "would," and "could," or their negatives, and other similar expressions. Greenbacker and MN8 caution all readers that the forward-looking statements contained in this communication are not guarantees of future performance, and they cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to numerous risks and uncertainties. Risks and uncertainties include but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied, including the risk that the remaining required regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that Greenbacker's shareholders may not approve the merger agreement proposal and the charter amendment proposal, or that the required consents of MN8's members may not be obtained; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement; the possibility that competing offers or transaction proposals may be made; the risk of member or shareholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; potential adverse effects on the businesses of MN8 or Greenbacker during the pendency of the proposed transaction, such as the ability of MN8 and Greenbacker to attract, retain and hire key personnel and to maintain relationships with customers, suppliers and others with whom MN8 or Greenbacker does business, employee departures, diversion of management's time and attention from ordinary course business operations, or certain restrictions during the pendency of the proposed transaction that may impact MN8's or Greenbacker's ability to pursue certain business opportunities or strategic transactions; the risk that Greenbacker shareholders electing cash or mixed consideration may receive less cash and more MN8 Common Units than elected as a result of the aggregate cash cap and proration; the lack of a public trading market for MN8 Common Units and the uncertainty of their value; the risk that MN8 may not consummate an initial public offering or other liquidity event; the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive all or any portion of the additional consideration holdback amount; the potential that the expected benefits, synergies, and opportunities of the proposed transaction may not be realized or may take longer to realize than expected; and risks related to the integration of Greenbacker into MN8 subsequent to the closing of the proposed transaction and the timing of such integration, including the risk that the combined company may not be able to achieve the expected growth prospects. A further list and descriptions of these risks, uncertainties and other factors can be found in the definitive proxy statement/prospectus, including under the captions “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements,” and in Greenbacker's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including in the sections captioned “Forward-Looking Statements” and “Item 1A. Risk Factors,” in its subsequent Quarterly Reports on Form 10-Q, and in other filings with the SEC. Neither Greenbacker nor MN8 undertakes any obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

greenbackercapital.com | 646-720-9463 | 230 Park Ave, Suite 1560, New York, NY 10169